Giant Motorsports, Inc.
                              13134 State Route 62
                                Salem, Ohio 44460

                                February 13, 2006


H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549-3561

      Re: Giant Motorsports, Inc. Registration Statement on Form S-1
          File No. 333-131001
          Undertakings Relating to Section 13(k) of the Securities Exchange Act of 1934

Dear Mr. Owings:

      Pursuant to the SEC Staff's request that Giant Motorsports, Inc. (the "Company") make certain undertakings relating to loans made to executive officers of the Company or companies controlled by such executive officers, the undersigned, being the President and Chief Operating Officer of the Company, hereby makes the following undertakings on behalf of the Company:

      1. The Company is aware that Section 13(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") generally prohibits the Company from making loans to directors and executive officers of the Company. The Company will not make loans hereafter that would be in violation of Section 13(k) of the Exchange Act.

      2. The Company is currently reviewing a loan from the Company to Marck's Real Estate, in an outstanding principal amount of approximately $250,000, to determine whether such loan was made in violation of Section 13(k) of the Exchange Act. The Company, however, has been advised by Russell Haehn, the principal owner of Marck's Real Estate, and a director and executive officer of the Company, that such loan, which is the sole outstanding loan from the Company to any of its directors, officers, or affiliates of such persons, will be repaid to the Company, in full, no later than six months from the date hereof. Although the Company has not yet fully determined if such loan was made in violation of
Section 13(k) of the Exchange Act, the Company has included additional disclosure in the Section titled "Certain Relationships and Related Transactions" at page 55 of the prospectus, which provides that the loan to Marck's Real Estate may be in violation of the rules and regulations under the Exchange Act, that if such loan does violate these rules and regulations it is possible that the SEC could bring an enforcement action against the Company concerning such violation, and that the Company expects such loan to be repaid, in full, no later than six months from the date of the prospectus.

Mr. H. Christopher Owings
February 13, 2006
Page 2



      Pursuant to the request of the SEC Staff, the undersigned hereby also provides the following undertaking:

      The Company, within 30 days after the date of this letter, will amend its Form 10-Q/A for the quarter ended September 30, 2005, filed with the SEC on January 23, 2006, to reflect the changes requested by the SEC Staff to the Company's financial statements for the nine-month and three-month periods ended September 30, 2005.


                                                       Very truly yours,

                                                       /s/ Gregory A. Haehn

                                                       Gregory A. Haehn
                                                       President and COO of
                                                       Giant Motorsports, Inc.


Enclosures

cc:      Mr. Will Choi, Branch Chief
         Ellie Quarles, Esq., Special Counsel
         Kurt Murao, Esq.
         Ms. Regina Balderas